Exhibit 3.1

STATEMENT WITH RESPECT TO SHARES

OF

FIXED-TO-FLOATING RATE NON-CUMULATIVE PERPETUAL PREFERRED

STOCK, SERIES S

OF

THE PNC FINANCIAL SERVICES GROUP, INC.

The PNC Financial Services Group, Inc., a corporation organized and existing under the laws of the Commonwealth of Pennsylvania (the “Corporation”), in accordance with the provisions of Section 1522(c) of the Pennsylvania Business Corporation Law of 1988 thereof, does hereby certify:

The Capital Committee of the Board of Directors of the Corporation, in accordance with the Amended and Restated Articles of Incorporation, as amended, of the Corporation, the Amended and Restated By-Laws of the Corporation, and applicable law, adopted the following resolution on October 27, 2016, creating a series of 5,250 shares of Preferred Stock of the Corporation designated as “Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series S”:

“NOW, THEREFORE, BE IT RESOLVED, that pursuant to the authority granted to and vested in the Capital Committee of the Board of Directors of The PNC Financial Services Group, Inc. (the “Corporation”), by the Board of Directors of the Corporation on October 4, 2016, the Non-Cumulative Perpetual Preferred Stock, Series S, par value $1.00 per share, of the Corporation established by the Board of Directors of the Corporation by resolution on October 4, 2016, shall be designated as the “Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series S” and the Capital Committee hereby fixes and determines the designations, voting rights, preferences, redemption rights, qualifications, privileges, limitations, restrictions and special or relative rights thereof as set forth below:

RIGHTS AND PREFERENCES

Section 1. Designation. A series of Preferred Stock designated the “Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series S” (hereinafter called “Series S Preferred Stock”) shall be established and the authorized number of shares that shall constitute such series shall be 5,250 shares, $1.00 par value per share and having a liquidation preference of $100,000 per share. The number of shares constituting Series S Preferred Stock may be increased from time to time in accordance with law up to the maximum number of shares of Preferred Stock authorized to be issued under the Amended and Restated Articles of Incorporation of the Corporation, as amended, less all shares at the time authorized of any other series of Preferred Stock. Shares of Series S Preferred Stock will be dated the date of issue, which shall be referred to herein as the “original issue date”. Shares of outstanding Series S Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation, or converted into another series of Preferred Stock, shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.

Section 2. Ranking. The shares of Series S Preferred Stock shall rank:

(a) senior, as to dividends and upon liquidation, dissolution and winding up, to the common stock, and to any other class or series of capital stock of the Corporation now or hereafter authorized, issued or outstanding that, by its terms, does not expressly provide that it ranks pari passu with the Series S Preferred Stock as to dividends and upon liquidation, dissolution and winding up, as the case may be (collectively, “Series S Junior Securities”); and

(b) on a parity, as to dividends and upon liquidation, dissolution and winding up, with the Series B Preferred Stock, Series H Preferred Stock, Series I Preferred Stock, Series O Preferred Stock, Series P Preferred Stock, Series Q Preferred Stock, and Series R Preferred Stock and with any other class or series of capital stock of the Corporation now or hereafter authorized, issued or outstanding that, by its terms, expressly provides that it ranks pari passu with the Series S Preferred Stock as to dividends and upon liquidation, dissolution and winding up, as the case may be (collectively, “Series S Parity Securities”).

The Corporation may authorize and issue additional shares of Series S Junior Securities and Series S Parity Securities without the consent of the holders of the Series S Preferred Stock.

Section 3. Dividends. (a) Holders of Series S Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors, out of assets legally available for the payment of dividends under Pennsylvania law, non-cumulative cash dividends based on the liquidation preference of the Series S Preferred Stock at a rate equal to (1) 5.00% per annum for each Series S Dividend Period from the original issue date of the Series S Preferred Stock to, but excluding, November 1, 2026 (the “Fixed Rate Period”), and (2) three-month LIBOR plus a spread of 3.30% per annum, for each Series S Dividend Period from November 1, 2026 to, and including, the redemption date of the Series S Preferred Stock, if any (the “Floating Rate Period”). If the Corporation issues additional shares of the Series S Preferred Stock after the original issue date, dividends on such shares will accrue from the date such additional shares are issued.

(b) If declared by the Board of Directors or a duly authorized committee of the Board of Directors, dividends will be payable on the Series S Preferred Stock on the following dates (each, a “Series S Dividend Payment Date”): during the Fixed Rate Period, dividends will be payable semi-annually, in arrears on May 1 and November 1 of each year, beginning on May 1, 2017; and during the Floating Rate Period, dividends will be payable quarterly, in arrears, on February 1, May 1, August 1 and November 1 of each year beginning on February 1, 2027. If any date on which dividends would otherwise be payable is not a Business Day, then the Series S Dividend Payment Date will be the next Business Day, without any adjustment to the amount of such dividends. A “Business Day” means any weekday that is not a legal holiday in New York, New York and that is not a day on which banking institutions in New York, New York, or Pittsburgh, Pennsylvania are closed.

(c) Dividends will be payable to holders of record of Series S Preferred Stock as they appear on the Corporation’s books on the applicable record date, which shall be the 15th calendar day before the applicable Dividend Payment Date, or such other record date, no earlier than 30 calendar days before the applicable Dividend Payment Date, as shall be fixed by the Board of Directors or a duly authorized committee of the Board of Directors.

(d) A “Series S Dividend Period” is the period from and including a Series S Dividend Payment Date to, but excluding, the next Series S Dividend Payment Date, except that the initial Series S Dividend Period will commence on and include the original issue date of Series S Preferred Stock. Dividends payable on Series S Preferred Stock for the Fixed Rate Period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series S Preferred Stock for the Floating Rate Period will be computed based on the actual number of days in a dividend period and a 360-day year. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upwards. Dividends on the Series S Preferred Stock will cease to accrue on the redemption date, if any, unless the Corporation defaults in the payment of the redemption price of the Series S Preferred Stock called for redemption.

(e) The dividend rate for each Series S Dividend Period in the Floating Rate Period will be determined by the calculation agent using three-month LIBOR as in effect on the second London banking day prior to the beginning of the Series S Dividend Period, which date is the “dividend determination date” for the Series S Dividend Period. The calculation agent then will add the spread of 3.30% per annum to the three-month LIBOR rate as determined on the dividend determination date. Absent manifest error, the calculation agent’s determination of the dividend rate for a Series S Dividend Period will be binding and conclusive on holders of Series S Preferred Stock, the transfer agent and the Corporation. A “London banking day” is any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

The term “three-month LIBOR” means the London interbank offered rate for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000, as that rate appears on Reuters screen page “LIBOR01” at approximately 11:00 a.m., London time, on the relevant dividend determination date. If no offered rate appears on Reuters screen page “LIBOR01” on the relevant dividend determination date at approximately 11:00 a.m., London time, then the calculation agent, after consultation with the Corporation, will select four major banks in the London interbank market and will request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward, if necessary, to the nearest .00001 of 1%) of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and will request each of them to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the dividend determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable Series S Dividend Period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward, if necessary, to the nearest .00001 of 1%) of the quotations provided. Otherwise, three-month LIBOR for the next Series S Dividend Period will be equal to three-month LIBOR in effect for the then-current Series S Dividend Period.

(f) Dividends on the Series S Preferred Stock will not be cumulative. If the Board of Directors of the Corporation or a duly authorized committee of the Board of Directors does not declare a dividend on the Series S Preferred Stock in respect of a Series S Dividend Period, then no dividend shall be deemed to have accrued for such dividend period, be payable on the applicable Dividend Payment Date or be cumulative, and the Corporation will have no obligation to pay any dividend for that Series S Dividend Period, whether or not the Board of Directors of the Corporation or a duly authorized committee of the Board of Directors declares a dividend for any future Series S Dividend Period with respect to the Series S Preferred Stock, the Corporation’s common stock, or any other class or series of the Corporation’s Preferred Stock.

(g) Notwithstanding any other provision hereof, dividends on the Series S Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause the Corporation to fail to comply with the laws and regulations applicable thereto, including applicable regulatory capital rules.

(h) Additionally, the Corporation shall not pay any dividends on the Series S Preferred Stock if, based on the Corporation’s most recent quarterly consolidated financial statements, the Corporation’s common equity Tier 1 capital ratio is below the then-applicable regulatory minimum under the regulatory risk-based capital rules promulgated by the Board of Governors of the Federal Reserve System (including any successor bank regulatory authority that may become the Corporation’s appropriate federal banking agency, the “Federal Reserve”).

(i) During a Series S Dividend Period, so long as any share of Series S Preferred Stock remains outstanding:

(1) no dividend shall be declared or paid or set aside for payment, and no distribution shall be declared or made or set aside for payment, on any Series S Junior Securities, other than (i) a dividend payable solely in Series S Junior Securities or (ii) any dividend in connection with the implementation of a shareholders’ rights plan, or the redemption or repurchase of any rights under such plan;

(2) no shares of Series S Junior Securities shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly, other than (i) as a result of a reclassification of Series S Junior Securities for or into other Series S Junior Securities, (ii) the exchange or conversion of one share of Series S Junior Securities for or into another share of Series S Junior Securities, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of Series S Junior Securities, (iv) purchases, redemptions or other acquisitions of shares of Series S Junior Securities in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (v) purchases of shares of Series S Junior Securities pursuant to a contractually binding requirement to buy Series S Junior Securities existing prior to the preceding Series S Dividend Period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of Series S Junior Securities pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation; and

(3) no shares of Series S Parity Securities shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly, other than pursuant to pro rata offers to purchase all, or a pro rata portion, of Series S Preferred Stock and such Series S Parity Securities except by conversion into or exchange for Series S Junior Securities unless, in each case, the full dividends for the preceding Series S Dividend Period on all outstanding shares of Series S Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside.

(j) When dividends are not paid in full upon the shares of Series S Preferred Stock and any Series S Parity Securities, all dividends declared upon shares of Series S Preferred Stock and any Series S Parity Securities will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the Series S Preferred Stock, and accrued dividends, including any accumulations, on any Series S Parity Securities, bear to each other for the then-current Series S Dividend Period.

(k) Subject to the foregoing, and not otherwise, dividends (payable in cash, stock or otherwise), as may be determined by the Board of Directors of the Corporation or a duly authorized committee of the Board of Directors, may be declared and paid on the common stock and any other class or series of capital stock ranking equally with or junior to Series S Preferred Stock from time to time out of any assets legally available for such payment, and the holders of Series S Preferred Stock shall not be entitled to participate in any such dividend.

Section 4. Liquidation. (a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, holders of Series S Preferred Stock are entitled to receive out of assets of the Corporation available for distribution to stockholders, after satisfaction of liabilities to depositors and creditors and subject to the rights of holders of any securities ranking senior to Series S Preferred Stock, before any distribution of assets is made to holders of Common Stock or any Series S Junior Securities, a liquidating distribution in the amount of the liquidation preference of $100,000 per share plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of Series S Preferred Stock will not be entitled to any other amounts from the Corporation after they have received their full liquidating distribution.

(b) In any such distribution, if the assets of the Corporation are not sufficient to pay the liquidation preferences plus declared and unpaid dividends in full to all holders of Series S Preferred Stock and all holders of any Series S Parity Securities, the amounts paid to the holders of Series S Preferred Stock and to the holders of all Series S Parity Securities will be paid pro rata in accordance with the respective aggregate liquidating distribution owed to those holders. If the liquidation preference plus declared and unpaid dividends has been paid in full to all holders of Series S Preferred Stock and any Series S Parity Securities, the holders of the Corporation’s Series S Junior Securities shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(c) For purposes of this section, the merger or consolidation of the Corporation with any other entity, including a merger or consolidation in which the holders of Series S Preferred Stock receive cash, securities or property for their shares, or the sale, lease or exchange of all or substantially all of the assets of the Corporation for cash, securities or other property, shall not constitute a liquidation, dissolution or winding up of the Corporation.

Section 5. Redemption. (a) Series S Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. Series S Preferred Stock is not redeemable prior to November 1, 2026. On and after that date, Series S Preferred Stock will be redeemable at the option of the Corporation, in whole or in part, from time to time, on any Series S Dividend Payment Date, at a redemption price equal to $100,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of Series S Preferred Stock will have no right to require the redemption or repurchase of Series S Preferred Stock. Notwithstanding the foregoing, within 90 days following the occurrence of a Regulatory Capital Treatment Event, the Corporation, at its option, may redeem, at any time, all (but not less than all) of the shares of the Series S Preferred Stock at the time outstanding, at a redemption price equal to $100,000 per share, plus any declared and unpaid dividends and any accrued (meaning the pro rata dividend from the prior scheduled Series S Dividend Payment Date, whether or not paid, up to the redemption date) and unpaid dividends (whether or not declared), upon notice given as provided in Subsection (b) below.

A “Regulatory Capital Treatment Event” means the good faith determination by the Corporation that, as a result of (i) any amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of the Series S Preferred Stock; (ii) any proposed change in those laws or regulations that is announced after the initial issuance of any share of the Series S Preferred Stock; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of the Series S Preferred Stock, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full liquidation value of the shares of the Series S Preferred Stock then outstanding as “Tier 1 capital” (or its equivalent) for purposes of the Federal Reserve’s regulatory capital rules under Regulation Q, 12 CFR 217 (or, as and if applicable, the regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of the Series S Preferred Stock is outstanding.

(b) If shares of Series S Preferred Stock are to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of Series S Preferred Stock to be redeemed, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the depositary shares representing Series S Preferred Stock are held in book-entry form through The Depository Trust Company, or “DTC”, the Corporation may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth: (i) the redemption date; (ii) the number of shares of Series S Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; (iv) the place or places where the certificates evidencing shares of Series S Preferred Stock are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on the redemption date. If notice of redemption of any shares of Series S Preferred Stock has been duly given and if the funds necessary for such redemption have been set aside by the Corporation for the benefit of the holders of any shares of Series S Preferred Stock so called for redemption, then, on and after the redemption date, dividends will cease to accrue on such shares of Series S Preferred Stock, such shares of Series S Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price, (i) plus any declared and unpaid dividends, or (ii) in the case of a Regulatory Capital Treatment Event, plus any declared and unpaid dividends and any accrued (meaning the pro rata dividend from the prior scheduled Series S Dividend Payment Date, whether or not paid, up to the redemption date) and unpaid dividends (whether or not declared).

(c) In case of any redemption of only part of the shares of Series S Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata, by lot or in such other manner as the Corporation may determine to be equitable and permitted by the rules of any stock exchange on which the Series S Preferred Stock is listed.

Section 6. Voting Rights. (a) Except as provided below or as expressly required by law, the holders of shares of Series S Preferred Stock shall have no voting power, and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of capital stock, and shall not be entitled to call a meeting of such holders for any purpose, nor shall they be entitled to participate in any meeting of the holders of the Common Stock.

(b) So long as any shares of Series S Preferred Stock remain outstanding, the affirmative vote or consent of the holders of at least two-thirds of all of the shares of Series S Preferred Stock at the time outstanding, voting separately as a class, shall be required to: (1) authorize or increase the authorized amount of, or issue shares of any class or series of stock ranking senior to the Series S Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation, or issue any obligation or security convertible into or evidencing the right to purchase, any class or series of stock ranking senior to the Series S Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation; (2) amend the provisions of the Corporation’s Amended and Restated Articles of Incorporation, as amended, so as to adversely affect the powers, preferences, privileges or rights of Series S Preferred Stock, taken as a whole, provided, however, that any increase in the amount of the authorized or issued shares of Series S Preferred Stock or authorized common or preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of other series of Preferred Stock ranking equally with or junior to Series S Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) or the distribution of assets upon liquidation, dissolution or winding up of the Corporation will not be deemed to adversely affect the powers, preferences, privileges or rights of Series S Preferred Stock; or (3) consolidate with or merge into any other corporation unless the shares of Series S Preferred Stock outstanding at the time of such consolidation or merger or sale are converted into or exchanged for preference securities having such rights, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series S Preferred Stock, taken as a whole. The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series S Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by the Corporation for the benefit of the holders of Series S Preferred Stock to effect such redemption.

(c) If the Corporation fails to pay, or declare and set apart for payment, dividends on outstanding shares of the Series S Preferred Stock or any other series of Preferred Stock for six quarterly dividend periods, or their equivalent, whether or not consecutive, the number of directors of the Corporation shall be increased by two at the Corporation’s first annual meeting of the shareholders held thereafter, and at such meeting and at each subsequent annual meeting until cumulative dividends payable for all past dividend periods and continuous noncumulative dividends for at least one year on all outstanding shares of Preferred Stock entitled thereto shall have been paid, or declared and set apart for payment, in full, the holders of shares of Series S Preferred Stock shall have the right, voting as a class with holders of any other equally ranked series of Preferred Stock that have similar voting rights, to elect such two additional members of the Board of Directors to hold office for a term of one year. Upon such payment, or such declaration and setting apart for payment, in full, the terms of the two additional directors so elected shall forthwith terminate, and the number of directors shall be reduced by two, and such voting right of the holders of shares of Preferred Stock shall cease, subject to increase in the number of directors of the Corporation as described above and to revesting of such voting right in the event of each and every additional failure in the payment of dividends for six quarterly dividend periods, or their equivalent, whether or not consecutive, as described above.

Section 7. Conversion Rights. The holders of shares of Series S Preferred Stock shall not have any rights to convert such shares into shares of any other class or series of securities of the Corporation.

Section 8. Preemptive Rights. The holders of shares of Series S Preferred Stock will have no preemptive rights with respect to any shares of the Corporation’s capital stock or any of its other securities convertible into or carrying rights or options to purchase any such capital stock.

Section 9. Certificates. The Corporation may at its option issue shares of Series S Preferred Stock without certificates.

Section 10. Transfer Agent. The duly appointed transfer agent for the Series S Preferred Stock shall be Computershare Trust Company, N.A. The Corporation may, in its sole discretion, remove the transfer agent in accordance with the agreement between the Corporation and the transfer agent; provided that the Corporation shall appoint a successor transfer agent who shall accept such appointment prior to the effectiveness of such removal. Upon any such removal or appointment, the Corporation shall send notice thereof by first-class mail, postage prepaid, to the holders of the Series S Preferred Stock.

Section 11. Registrar. The duly appointed registrar for the Series S Preferred Stock shall be Computershare Trust Company, N.A. The Corporation may, in its sole discretion, remove the registrar in accordance with the agreement between the Corporation and the registrar; provided that the Corporation shall appoint a successor registrar who shall accept such appointment prior to the effectiveness of such removal. Upon any such removal or appointment, the Corporation shall send notice thereof by first-class mail, postage prepaid, to the holders of the Series S Preferred Stock.

Section 12. Calculation Agent. The duly appointed calculation agent for the Series S Preferred Stock shall be PNC Bank, National Association. The Corporation may, in its sole discretion, remove the calculation agent in accordance with the agreement between the Corporation and the calculation agent; provided that the Corporation shall appoint a successor calculation agent who shall accept such appointment prior to the effectiveness of such removal. Upon any such removal or appointment, the Corporation shall send notice thereof by first-class mail, postage prepaid, to the holders of the Series S Preferred Stock.”

IN WITNESS WHEREOF, the Corporation has caused this Statement With Respect to Shares to be signed by Christi Davis, its Corporate Secretary, this 27th day of October, 2016.

THE PNC FINANCIAL SERVICES GROUP, INC.

By:	/s/ Christi Davis
Name:	Christi Davis
Title:	Corporate Secretary

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